UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Changyou.com Limited

(Name of Issuer)

Class A Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

15911M107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15911M107

1.	Names of Reporting Persons Sohu.com (Game) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 70,250,000 Class A ordinary shares (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 70,250,000 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,250,000 Class A ordinary shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 66.9% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Sohu.com (Game) Ltd. is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 70,250,000 Class B ordinary shares, par value of $0.01 per share (“Class B ordinary shares”), of the Issuer, which are convertible into 70,250,000 Class A ordinary shares at any time at the election of Sohu.com (Game) Ltd. As a result, Sohu.com (Game) Ltd. may be deemed to beneficially own such 70,250,000 Class A ordinary shares of the Issuer pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”). Class B ordinary shares are not reportable on this Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) pursuant to Rules 13(d) and (g) under the Exchange Act.
(2)	With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. As a result, the 70,250,000 Class B ordinary shares held by Sohu.com (Game) Ltd. represent approximately 81.3% of the voting power of all issued and outstanding ordinary shares of the Issuer.
(3)	Class A ordinary shares and Class B ordinary shares have identical rights with the exception of voting rights and the Class B ordinary shares’ conversion right. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. See Footnote (2) for a description of the voting rights of holders of Class A ordinary shares and Class B ordinary shares. For the purpose of calculating percentage ownership in this Amendment No.1, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class. The percentage is calculated based on 20,733,250 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) and 84,290,000 Class B ordinary shares issued and outstanding as of December 31, 2011, calculated pursuant to Rule 13d-3(d)(1).

CUSIP No. 15911M107

1.	Names of Reporting Persons All Honest International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 70,250,000 Class A ordinary shares (4) (5)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 70,250,000 Class A ordinary shares (4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,250,000 Class A ordinary shares (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 66.9% (6)
12.	Type of Reporting Person (See Instructions) CO

(4)	All Honest International Limited has voting and dispositive power with respect to Sohu.com (Game) Ltd. As a result, All Honest International Limited may be deemed to beneficially own 70,250,000 Class A ordinary shares, which are deemed to be beneficially owned by Sohu.com (Game) Ltd., and is filing this Amendment No. 1 with respect to such 70,250,000 shares.
(5)	See Footnote (2) for a description of the voting rights with respect to the 70,250,000 Class B ordinary shares held by Sohu.com (Game) Ltd.
(6)	See Footnotes (2) and (3).

CUSIP No. 15911M107

1.	Names of Reporting Persons Sohu.com Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

71,750,000 Class A ordinary shares (7) (8), of which 1,500,000 Class A ordinary shares are represented by 750,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	6.	Shared Voting Power 0
7.

Sole Dispositive Power

71,750,000 Class A ordinary shares (7), of which 1,500,000 Class A ordinary shares are represented by 750,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,750,000 Class A ordinary shares (7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 68.3% (9)
12.	Type of Reporting Person (See Instructions) CO

(7)	Sohu.com Limited may be deemed to beneficially own 71,750,000 Class A ordinary shares of the Issuer. Sohu.com Limited has voting and dispositive power with respect to All Honest International Limited, which has voting and dispositive power with respect to Sohu.com (Game) Ltd. As a result, Sohu.com Limited may be deemed to beneficially own 70,250,000 Class A ordinary shares which are deemed to be beneficially owned by Sohu.com (Game) Ltd. Sohu.com Limited is also the beneficial owner of, and has sole voting and dispositive power with respect to, 1,500,000 Class A ordinary shares, which are represented by 750,000 American depositary shares of the Issuer held by Sohu.com Limited. Each American depositary share represents two Class A ordinary shares. Sohu.com Limited is filing this Amendment No. 1 with respect to such 71,750,000 shares.
(8)	For the purpose of determining the voting power of Sohu.com Limited in the Issuer, Sohu.com Limited may be deemed to beneficially own 70,250,000 Class B ordinary shares, which are held of record by Sohu.com (Game) Ltd. See Footnote (2) for a description of the voting rights of holders of Class A ordinary shares and Class B ordinary shares. The 70,250,000 Class B ordinary shares deemed to be beneficially owned by Sohu.com Limited and the 1,500,000 Class A ordinary shares (represented by 750,000 American depositary shares) held by Sohu.com Limited collectively represent approximately 81.5% of the voting power of all issued and outstanding ordinary shares of the Issuer.
(9)	See Footnotes (3), (7) and (8).

CUSIP No. 15911M107

1.	Names of Reporting Persons Sohu.com Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

71,750,000 Class A ordinary shares (10) (11), of which 1,500,000 Class A ordinary shares are represented by 750,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	6.	Shared Voting Power 0
7.

Sole Dispositive Power

71,750,000 Class A ordinary shares (10), of which 1,500,000 Class A ordinary shares are represented by 750,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,750,000 Class A ordinary shares (10)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 68.3% (12)
12.	Type of Reporting Person (See Instructions) CO

(10)	Sohu.com Inc. has voting and dispositive power with respect to Sohu.com Limited, which has voting and dispositive power with respect to All Honest International Limited, which has voting and dispositive power with respect to Sohu.com (Game) Limited. As a result, Sohu.com Inc. may be deemed to beneficially own 71,750,000 Class A ordinary shares, which include (i) 70,250,000 Class A ordinary shares, which are deemed to be beneficially owned by Sohu.com (Game) Ltd., and (ii) 1,500,000 Class A ordinary shares (represented by 750,000 American depositary shares) held by Sohu.com Limited. Sohu.com Inc. is filing this Amendment No. 1 with respect to such 71,750,000 shares.
(11)	For the purpose of determining the voting power of Sohu.com Inc. in the Issuer, Sohu.com Inc. may be deemed to beneficially own (i) 70,250,000 Class B ordinary shares, which are held of record by Sohu.com (Game) Ltd., and (ii) 1,500,000 Class A ordinary shares (represented by 750,000 American depositary shares) held by Sohu.com Limited. See Footnote (2) for a description of the voting rights of holders of Class A ordinary shares and Class B ordinary shares. The 70,250,000 Class B ordinary shares and the 1,500,000 Class A ordinary shares (represented by 750,000 American depositary shares) deemed to be beneficially owned by Sohu.com Inc. collectively represent approximately 81.5% of the voting power of all issued and outstanding ordinary shares of the Issuer.
(12)	See Footnotes (3), (10) and (11).

This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13G jointly filed by the Reporting Persons with the Securities and Exchange Commission on February 12, 2010.

Item 1.	(a)	Name of Issuer:

Changyou.com Limited
	(b)	Address of Issuer’s Principal Executive Offices:

East Tower, Jing Yan Building No. 29 Shijingshan Road, Shijingshan District Beijing 100043 People’s Republic of China

Item 2.	(a)	Name of Person Filing:

Sohu.com (Game) Ltd., All Honest International Limited, Sohu.com Limited and Sohu.com Inc. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence:

Sohu.com (Game) Ltd.

Scotia Center, 4th Floor

P.O. Box 2804

George Town, Grand Cayman

Cayman Islands, KY1-1112

All Honest International Limited

P.O. Box 957

Offshore Incorporations Center

Road Town, Tortola

British Virgin Islands

Sohu.com Limited

PO Box 309

Ugland House, Grand Cayman, KY 1-1104,

Cayman Islands

Sohu.com Inc.

Level 12, Sohu.com Internet Plaza, No. 1 Unit

Zhongguancun East Road

Haidian District, Beijing 100084

People’s Republic of China

	(c)	Citizenship:

Each of Sohu.com (Game) Ltd. and Sohu.com Limited is a corporation organized under the laws of the Cayman Islands

All Honest International Limited is a corporation organized under the laws of the British Virgin Islands.

Sohu.com Inc. is a U.S. Delaware corporation.

	(d)	Title of Class of Securities:

Class A ordinary shares, $.01 par value per share
	(e)	CUSIP Number:

15911M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Sohu.com (Game) Ltd. may be deemed to beneficially own 70,250,000 Class A ordinary shares of the Issuer issuable upon the conversion of 70,250,000 Class B ordinary shares held of record by Sohu.com (Game) Ltd., which are convertible into 70,250,000 Class A ordinary shares at any time in its sole discretion.

All Honest International Limited has dispositive and voting power with respect to Sohu.com (Game) Ltd. All Honest International Limited may be deemed to beneficially own 70,250,000 Class A ordinary shares which are deemed to be beneficially owned by Sohu.com (Game) Ltd.

Sohu.com Limited has voting and dispositive power with respect to All Honest International Limited, which has voting and dispositive power with respect to Sohu.com (Game) Limited. Sohu.com Limited may be deemed to beneficially own 71,750,000 Class A ordinary shares, which include (i) 70,250,000 Class A ordinary shares, which are deemed to be beneficially owned by Sohu.com (Game) Ltd., and (ii) 1,500,000 Class A ordinary shares, which are represented by 750,000 American depositary shares held by Sohu.com Limited.

Sohu.com Inc. has voting and dispositive power with respect to Sohu.com Limited, which has voting and dispositive power with respect to All Honest International Limited, which has voting and dispositive power with respect to Sohu.com (Game) Ltd. Sohu.com Inc. may be deemed to beneficially own 71,750,000 Class A ordinary shares, which include (i) 70,250,000 Class A ordinary shares, which are deemed to be beneficially owned by Sohu.com (Game) Ltd., and (ii) 1,500,000 Class A ordinary shares, which are represented by 750,000 American depositary shares held by Sohu.com Limited.

	(b)	Percent of class:

Sohu.com (Game) Ltd.: 66.9%

All Honest International Limited: 66.9%

Sohu.com Limited: 68.3%

Sohu.com Inc.: 68.3%

For the purpose of calculating percentage ownership, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class. The foregoing percentages are calculated based on 20,733,250 Class A ordinary shares and 84,290,000 Class B ordinary shares issued and outstanding as of December 31, 2011, pursuant to Rule 13d-3(d)(1). Also see Footnote (3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote*:

70,250,000 Class A ordinary shares for Sohu.com (Game) Ltd.

70,250,000 Class A ordinary shares for All Honest International Limited

71,750,000 Class A ordinary shares for Sohu.com Limited**

71,750,000 Class A ordinary shares for Sohu.com Inc.***

* See Footnotes (2) for a description of the voting rights of holders of Class A ordinary shares and Class B ordinary shares.
** See Footnote (8).
*** See Footnote (11).

(ii) Shared power to vote or to direct the vote

0 shares for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

70,250,000 Class A ordinary shares for Sohu.com (Game) Ltd.

70,250,000 Class A ordinary shares for All Honest International Limited

71,750,000 Class A ordinary shares for Sohu.com Limited

71,750,000 Class A ordinary shares for Sohu.com Inc.

(iv) Shared power to dispose or to direct the disposition of

0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

Sohu.com (Game) Ltd.

By:	Sohu.com Limited Its Sole Director

By:	/S/ CAROL YU
Name: Carol Yu
Title: Director

All Honest International Limited

By:	Sohu.com Limited Its Sole Director

By:	/S/ CAROL YU
Name: Carol Yu
Title: Director

Sohu.com Limited

By:	/S/ CAROL YU
Name: Carol Yu
Title: Director

Sohu.com Inc.

By:	/S/ CAROL YU
Name: Carol Yu
Title: Chief Financial Officer